January 20, 2010

Ms. Ta Tanisha Meadows
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  Your Letter of January 20, 2010
Bio-Matrix Scientific Group, Inc.
File No. 000-32201

Dear Ms. Meadows:

We received your January 8, 2010 letter regarding our Form 8K/A dated December 31, 2009 (“8K/A”) as filed for Bio-Matrix Scientific Group, Inc. (the “Company”) regarding the Company’s change in independent accountant.  In accordance with your request, the Company hereby offers the following in responses with each response numbered to follow the numbers assigned in your letter.

Comment Number 1.

(a) “Please clearly state the date that Seale and Beers was dismissed”

(i) On December 15, 2009, the Board of Directors of the Company, acting as the Registrant's Audit Committee, approved of the dismissal of Seale and Beers, CPAs as the Company’s independent registered public accounting firm

(ii) On December 17, 2009, Seale and Beers, CPAs was informed by the Company that they had been dismissed.

The Company’s disclosure within the 8K/A of the abovementioned events reads as follows:

“On December 15, 2009, the Board of Directors of the Registrant, acting as the Registrant's Audit Committee, approved of the dismissal of Seale and Beers, CPAs as the Registrant’s independent registered public accounting firm. On December 17, 2009, the Registrant informed Seale and Beers, CPAs that Seale and Beers, CPAs has been dismissed as the Registrant’s independent registered public accounting firm”

The Company feels that the above adequately and clearly discloses the date of the dismissal of Seale and Beers is not aware as to what changes would be required which would provide greater clarity to the reader. As such, the Company does not see a need to amend the paragraph as included in the 8K/A.

(b)  “revise the period during which there were no disagreements with the firm. This period should include the two most recent years and any subsequent interim period through the date of dismissal. Refer to paragraphs (a)(1)(i) and (a)(1)(iv) of Item 304 of Regulation SK.

In response to Comment 1 of your letter dated December 24, 2009 regarding item 4.01 of the Company’s Form 8-K filed on December 22, 2009, we amended the following paragraph:

“During the past two years there were no disagreements with Seale and Beers, CPAs, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Seale and Beers, CPAs satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the registrant's financial statements.”

to read as follows:

“During the period beginning on August 6, 2009 and ending on December 15, 2009 (the sole period in which Seale and Beers CPAs was engaged as the independent registered public accounting firm of the Registrant)  there were no disagreements with Seale and Beers, CPAs, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Seale and Beers, CPAs satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the registrant's financial statements. During the past two fiscal years Seale and Beers, CPAs has not issued an audit report on the Registrant’s financial statements nor has Seale and Beers, CPAs at any time issued an audit report on the Registrant’s financial statements.”

as the Company had concluded that the Commission had requested greater specificity regarding the period during which there were no disagreements with Seale and Beers (i.e. the sole period in which Seale and Beers CPAs was engaged as the independent registered public accounting firm of the Company).

As:

(i)
the Company, in making the abovementioned amendment, clearly discloses that August 6, 2009 to December 15, 2009 was the sole period during which Seale and Beers was engaged as the independent accounting firm of the Company and

(ii)
as paragraph (a)(1)(iv) of Item 304 of Regulation SK requires disclosure of disagreements with a registrant’s former accountant over the periods specified, the Company believes that the abovementioned amendment, as written, fulfills the two year and interim period requirement while addressing your previous letter’s comment regarding greater specificity in the Company’s disclosure.

The reasons the Company believes as such are as follows:

(A)  August 6, 2009 to December 15, 2009 (“Engagement Period”) was the sole period in which Seale and Bears was engaged as the Company’s accountant,

(B) the Engagement Period falls within the two year and interim period requirement, and

(C) the Engagement Period is clearly the sole period during which a disagreement which would have been required to be disclosed could have occurred.

The Company does not see the need to amend the paragraph as filed with the 8K/A.

(c) In response to Comment 2 of your letter, a copy of a letter addressed to the Commission stating whether Seale and Beers agrees with the statements made by the Company in the 8K/A and, if not, stating the respects in which they do not agree has been obtained by the Company and was filed with an amendment to the 8K/A on January 8, 2010

Thank you for your kind assistance and the courtesies that you have extended to assist the Company in complying with applicable disclosure requirements. Any additional questions may be directed to the undersigned.

Sincerely,

David R. Koos
Chairman & CEO
Bio-Matrix Scientific Group Inc.